UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to

Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

Eiger BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

28249U 105

(CUSIP Number)

Frank Kung

Vivo Capital LLC

575 High Street, Suite 201

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249U 105	13D

1	NAME OF REPORTING PERSON Vivo Ventures VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,599,592(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,599,592(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,592(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (a) 1,587,960 shares of Common Stock held by Vivo Ventures Fund VI, L.P. (“Fund VI”) and (b) 11,632 shares held by Vivo Ventures VI Affiliates Fund, L.P. (“VI Affiliates Fund”). Vivo Ventures VI, LLC is the sole general partner of each of Fund VI and VI Affiliated Fund and may be deemed to beneficially own such shares. Vivo Ventures VI, LLC hereby disclaims any beneficial ownership of any shares directly held by Fund VI and VI Affiliates Fund, except to the extent of its pecuniary interest therein.
(2)	Based on 6,945,424 shares outstanding as reported by the Issuer on Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

1	NAME OF REPORTING PERSON Vivo Ventures Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,587,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,587,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 6,945,424 shares outstanding as reported by the Issuer on Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

CUSIP No. 28249U 105	13D

1	NAME OF REPORTING PERSON Vivo Ventures VI Affiliates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 6,945,424 shares outstanding as reported by the Issuer on Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 350 Cambridge Avenue, Suite 350, Palo Alto, CA 94306.

Item 2. Identity and Background

(a)	This statement on Schedule 13D is being filed by Vivo Ventures VI, LLC (“Vivo VI LLC”),Vivo Ventures Fund VI, L.P. (“Vivo VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Vivo VI Affiliates” and together with Vivo VI, the “Funds”) (collectively, the “Reporting Persons”). The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A (the “Joint Filing Agreement”).

(b)	The address of the principal business office of the Reporting Persons is 575 High Street, Suite 201, Palo Alto, CA 94301.

(c)	The principal business of each of the Funds is that of a private venture capital investment partnership. The principal business of Vivo VI LLC is to act as the sole general partner of both of the Funds, and as such may be deemed to beneficially own the Common Stock of the Issuer held by the Funds. Vivo VI LLC disclaims beneficial ownership of the shares of the Issuer held by the Funds, except to the extent of its pecuniary interest therein. Each of the Funds disclaims beneficial ownership of the shares of Common Stock owned by the other Fund. The managing members of Vivo VI LLC are Albert Cha, Frank Kung and Edgar Engleman, and as such may be deemed to beneficially own the Common Stock of the Issuer held by the Funds. Messrs. Cha, Kung and Engleman disclaim beneficial ownership of the shares of the Issuer held by the Funds, except to the extent of their pecuniary interest therein.

(d)-(e)	During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Vivo VI LLC is a Delaware limited liability company

Vivo VI is a Delaware limited partnership

Vivo VI Affiliates is a Delaware limited partnership

Item 3. Source and Amount of Funds or Other Consideration

In connection with the consummation of the business combination between Celladon Corporation (“Celladon”) and Eiger BioPharmaceuticals, Inc. (“Eiger”), and in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of November 18, 2015, by and among Celladon, Eiger and Celladon Merger Sub, Inc., a wholly owned subsidiary of Celladon (“Merger Sub”), pursuant to which Merger Sub merged with and into Eiger, with Eiger surviving as a wholly owned subsidiary of Celladon (the “Merger”), the Funds received an aggregate of 1,599,592 shares of Common Stock of the Issuer in exchange for all of their equity securities in Eiger.

Item 4. Purpose of Transaction

The Funds acquired the shares of Common Stock pursuant to the Merger.

(a)-(j) Edgar Engleman, who is a managing member of Vivo VI LLC, is a Director of the Issuer, however except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise. These potential actions could involve one or more of the events referred to above, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 1, 2016	VIVO VENTURES VI, LLC

	By:	/s/ Frank Kung
Frank Kung
Managing Member

VIVO VENTURES FUND VI, L.P.

By: Vivo Ventures VI, LLC
Its: General Partner

	By:	/s/ Frank Kung
Frank Kung
Managing Member

VIVO VENTURES VI AFFILIATES FUND, L.P.

By: Vivo Ventures VI, LLC
Its: General Partner

	By:	/s/ Frank Kung
Frank Kung
Managing Member